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                                                                 Exhibit (A).(8)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 6, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Merger Subsidiary (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Subsidiary by Morgan Stanley & Co. Incorporated (the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock of Bush Boake Allen Inc. at $48.50 Net Per Share by B Acquisition Corp. a wholly owned subsidiary of International Flavors & Fragrances Inc.

B Acquisition Corp., a Virginia corporation ("Merger Subsidiary") and a wholly owned subsidiary of International Flavors & Fragrances Inc., a New York corporation ("Parent"), is offering to purchase all the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Bush Boake Allen Inc., a Virginia corporation (the "Company"), at a purchase price of $48.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders who have Shares registered in their names and who tender directly to The Bank of New York (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Merger Subsidiary will pay all charges and expenses of the Dealer Manager, the Depositary and Georgeson Shareholder Communications Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, Merger Subsidiary intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 3, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) of the Offer that number of Shares which, represents more than 66 2/3% of the then outstanding Shares on a fully-diluted basis and (2) the expiration or termination by the Expiration Date of the Offer of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any applicable merger control regulations enforced by foreign governmental entities, individually or in the aggregate, having jurisdiction over a material portion of the Company's business or assets. International Paper Company, a New York corporation and the principal shareholder of the Company (the "Principal Shareholder"), beneficially owns approximately 68% of the Company's outstanding Shares and has agreed to tender its Shares in the Offer pursuant to a Voting and Tender Agreement, dated as of September 25, 2000, among the Principal Shareholder, the Company, Parent and Merger Subsidiary. See Section 10 of the Offer to Purchase. The Company has agreed to consent to a waiver of the minimum condition described in clause (1) above to enable Merger Subsidiary to purchase the Shares owned by the Principal Shareholder if the Principal Shareholder has tendered its Shares, but the total number of Shares tendered does not constitute more than 66 2/3% of the outstanding Shares of the Company on a fully diluted basis. The Offer is also subject to other conditions. See Section 13 of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 25, 2000 (the "Merger Agreement"), among the Company, Parent and Merger Subsidiary. The purpose of the Offer is for Parent, through Merger Subsidiary, to acquire more than 66 2/3% of the outstanding Shares of the Company as the first step in acquiring the entire equity interest in the Company. The Merger Agreement provides that, among other things, Merger Subsidiary will commence the Offer and as promptly as practicable after the purchase of Shares in the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the Virginia Stock Corporation Act (the "VSCA"), Merger Subsidiary will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Subsidiary, any of their respective subsidiaries or any subsidiary of the Company, all of which will be cancelled and retired and will cease to exist) will automatically be converted into the right to receive $48.50 in cash, or any higher price that is paid in the Offer, without interest thereon.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (1) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, (2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

For purposes of the Offer, Merger Subsidiary will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Merger Subsidiary gives oral or written notice to the Depositary of Merger Subsidiary's acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Merger Subsidiary and transmitting such payment to tendering shareholders. Under no circumstances will interest on the purchase price of Shares be paid by Merger Subsidiary because of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or

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confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Merger Subsidiary may, without the consent of the Company, extend the Offer beyond the scheduled Expiration Date (i) from time to time, if at that date any of the conditions to Merger Subsidiary's obligation to accept for payment and to pay for Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived, for a period of time until such conditions are satisfied or waived; however, if any of the conditions to the Offer are not satisfied or waived on any scheduled expiration date, Parent and Merger Subsidiary are required to extend the Offer until such conditions are satisfied or waived, unless such conditions could not reasonably be expected to be satisfied by January 31, 2001, (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or any period required by applicable law or (iii) for one or more subsequent offering periods of up to an additional 20 business days in the aggregate (a "Subsequent Offering Period"). Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") permits Merger Subsidiary, subject to certain conditions, to provide a Subsequent Offering Period following the expiration of the Offer on the Expiration Date. A Subsequent Offering Period is an additional period of time from 3 to 20 business days in length, beginning after Merger Subsidiary purchases Shares tendered in the Offer, during which time shareholders may tender, but not withdraw, their Shares and receive the Offer Price. The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, November 3, 2000, unless Merger Subsidiary shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Merger Subsidiary, shall expire.

Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares (except during a Subsequent Offering Period). Without limiting the manner in which Merger Subsidiary may choose to make any public announcement, Merger Subsidiary will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release to the Dow Jones News Service or otherwise as may be required by applicable law.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (except during a Subsequent Offering Period) and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after December 4, 2000. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Merger Subsidiary, in its sole discretion, and its determination will be final and binding on all parties.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a shareholder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such shareholder's adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum U.S. federal income tax rate applicable to individual taxpayers on long-term capital gains is 20%, and the deductibility of capital losses is subject to limitations. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Merger Subsidiary with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Merger Subsidiary's expense. Merger Subsidiary will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

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The Information Agent for the Offer is:


Georgeson Shareholder Communications Inc.
17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call Collect: (212) 440-9800
All Others Call Toll-Free: (800) 223-2064

The Dealer Manager for the Offer is:

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Call Collect: (212) 761-8322

October 6, 2000

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